

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

January 16, 2007

Mr. Gregory A. Wing
Vice President and Chief Financial Officer
Stillwater Mining Company
1321 Discovery Drive
Billings, MT 59102

      **Re: Stillwater Mining Company
           Form 10-K for the Fiscal Year Ended December 31, 2005
           Filed March 16, 2006
           Form 10-K/A1 for the Fiscal Year Ended December 31, 2005
           Filed January 16, 2007
           File No. 001-13053**

Dear Mr. Wing:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                                          Sincerely,

                                          Karl Hiller
                                          Branch Chief